American Fiber Green Products, Inc.

4209 Raleigh Street

Tampa, Florida 33619

813-244-9843

 October 15, 2012

UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549

DIVISION OF CORPORATION FINANCE

RE: American Fiber Green Products, Inc.

Form 10-K for the Year Ended December 31, 2011

Filed April 11, 2012

Form 10-Q for the Period Ended March 31, 2012

Filed May 23, 2012

File No. 0-28978

Dear Mr. Greene and Mr. Decker:

We have reviewed your comments. We are in the process of filing amendments to the prior filings in order to correct improperly reported information..

After reviewing the information below, please advise if you have additional comments.

Form 10-K for the Year Ended December 31, 2011

Disclosure Controls and Procedures, page 29

1.	In discussing your evaluation of disclosure controls and procedures over financial reporting you say, “Management conducted its evaluation based on the framework in Internal Control – Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (COSO).” The COSO Framework relates to internal control over financial reporting, rather than disclosure controls and procedures, so we are not sure why you used it to also evaluate your disclosure controls and procedures. Please advise. Please also revise your disclosures accordingly. Similarly revise your disclosures in your Forms 10- Q for the periods ended March 31, 2012 and June 30, 2012.

Response: The phrase, “Management conducted its evaluation based on the framework in Internal Control – Integrated Framework issued by the Committee on Sponsoring Organizations of the Treadway Commission (COSO).” will be removed in discussion of disclosure controls and procedures in future filings. The amended filings will reflect this change.

Changes in Internal Control Over Financial Reporting, page 30

2.	Your current disclosure indicates that there were no changes during the fourth fiscal quarter ended December 31, 2010. Please confirm that there were no changes in internal control over financial reporting during the fourth fiscal quarter ended December 31, 2011 that have materially affected or are reasonably likely to materially affect your internal control over financial reporting and revise your disclosure accordingly. Refer to Item 308(c) of Regulation S-K.

Response: The incorrect date will be corrected in the amended filings and future filings will be more carefully reviewed. We will review Item 308(c) of Regulation S-K.

Exhibit 32.1 and 32.2

3.	The certifications under Exhibits 32.1 and 32.2 in your Form 10-K for the period ended December 31, 2011 refer to the incorrect period end of December 31, 2010. Please amend your Form 10-K to include Exhibits 32.1 and 32.2 that refer to the period ended December 31, 2011. Exhibit 32.2 should also be revised so that Michael A. Fried’s name does not appear in the first paragraph, since he is not the individual that signed the certification. Please also ensure that you provide currently dated certifications with your amendment which refer to the Form 10-K/A.

Response: The proper certifications will be filed in the amended filings for the periods referenced and more diligence will be paid to future filings to prevent recurrence.

Form 10-Q for the Period Ended March 31, 2012

Controls and Procedures

4.	You disclose that your CEO and CFO conducted an evaluation of your disclosure controls and procedures as of December 31, 2009. Your disclosure controls and procedures should have been evaluated as of March 31, 2012. Please amend your Form 10-Q to revise your disclosure to reference the appropriate period. Please ensure that you provide currently dated certifications with your amendment which refer to the Form 10-Q/A.

Response: Our amended filings will reflect currently dated certifications.

Exhibit 32.2

5.	Please amend Exhibit 32.2, so that Michael A. Fried’s name does not appear in the first paragraph, since he is not the individual that signed the certification.

 Response: Michael Fried’s name has been removed from the amended Exhibit 32.2

6.	We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Exchange Act of 1934 and all applicable Exchange Act rules require. Since the company and its management are in possession of all facts relating to a company’s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Response:The company acknowledges that the CFO and CEO are fully apprised of all facts related to the company’s disclosure and that the company, through these officers is responsible for the adequacy and accuracy of the disclosure in the filings. We acknowledge that neither staff comments nor changes those comments might evoke prevent the Commission from taking action with respect to the filings.

The company will not assert ‘staff comments’ as a defense in any proceedings initiated by the Commission or any person under the federal securities laws of the United States.

Should you have further questions or comments please direct them to my attention at (813)-244-9843 or my email address at danshirlh@msn.com.

Sincerely,

/s/ Daniel L. Hefner

Daniel L. Hefner

Chief Executive Officer